October 12, 1999



Dear Shareholder:

         You may recently have received a letter from NiSource Inc. once again urging you to participate in its ongoing unsolicited tender offer for all of the outstanding shares of common stock of Columbia Energy Group.

         YOUR BOARD OF DIRECTORS DETERMINED THAT NISOURCE'S $68 PER SHARE CASH TENDER OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF COLUMBIA'S SHAREHOLDERS. DUE TO THE HOSTILE NATURE OF THE OFFER, IT IS HIGHLY UNLIKELY THAT SHAREHOLDERS WHO TENDER THEIR SHARES WOULD RECEIVE ANY PAYMENT FROM NISOURCE IN LESS THAN 18 MONTHS -- IF EVER. ACCORDINGLY, WE REITERATE OUR RECOMMENDATION THAT YOU NOT TENDER YOUR SHARES TO NISOURCE.


IT'S TIME FOR NISOURCE TO MOVE ON

         We believe NiSource's ill-advised and stubborn decision to continue its hostile takeover attempt is harmful to the shareholders of both companies. Since June, NiSource has poured millions of dollars into fees for lawyers, investment bankers, lobbyists, consultants and other advisers -- only to suffer a series of legal and regulatory setbacks. Indeed, one of its three lawsuits against Columbia was recently thrown out of court. NiSource's attempt to find support for its hostile actions by co-sponsoring a folk festival and similar events in Columbia's operating region appear to have backfired -- particularly in Ohio, where a majority of state legislators have co-sponsored legislation that would require close regulatory scrutiny of the NiSource proposal.

         QUITE SIMPLY, NISOURCE HAS DONE NOTHING IN THE PAST TWO MONTHS TO CHANGE OUR BELIEF THAT ITS VARIOUS MERGER PROPOSALS HAVE BEEN FOR THE WRONG PRICE, AT THE WRONG TIME AND WITH THE WRONG COMPANY. Your Board's determination that the NiSource tender offer is inadequate from a financial point of view is based, in part, on a detailed financial analysis and opinions from our financial advisors, Morgan Stanley Dean Witter and Salomon Smith Barney. In performing its analysis, the Board and its advisors considered, among numerous other factors, NiSource's ability to deliver on its unsolicited proposal. We have serious doubts about NiSource's ability to satisfy the conditions of its financing commitments and successfully complete the proposed transaction. WE BELIEVE REGULATORS WILL HAVE SERIOUS CONCERNS ABOUT NISOURCE'S NEED TO BORROW MORE THAN $5.7 BILLION TO COMPLETE THE ACQUISITION AND SUBSEQUENT NEED TO TRY TO REDUCE THAT MASSIVE DEBT BY ATTEMPTING THE LARGEST EQUITY OFFERING EVER IN THE ENERGY UTILITY INDUSTRY.


A QUESTIONABLE RECORD

         As a separate matter, we do not see NiSource, with its high cost and low margin operations, as a strategic fit with Columbia's assets and business plan. We also have questioned NiSource's record on customer service, rate increases, and environmental responsibility. A recent survey reported that NiSource's principal subsidiary, Northern Indiana Public Service Company (NIPSCO), was ranked "below average" for customer satisfaction among Midwest electric utilities. Likewise, the latest annual survey by the Indiana Utility Regulatory Commission found that NIPSCO has the highest residential electric rates of all 42 electric utilities in the state.

         In its public statements, NiSource often mentions its commitment to "environmental stewardship." Yet NIPSCO last year was ranked as the third "dirtiest" electric utility in the United States, based on nitrogen oxide emissions rates, by the Natural Resources Defense Council. And in September, New York State's Attorney General announced that he intends to file a lawsuit against NiSource and several other utility companies for failing to reduce harmful emissions of sulfur dioxide and nitrogen oxide from coal-fired generating plants.

A WASTE OF CORPORATE RESOURCES

         For all of these reasons, we continue to believe strongly that NiSource should end this needless waste of corporate resources at a time when there are so many promising opportunities in the rapidly changing energy market.

         DO NOT TENDER YOUR SHARES TO NISOURCE OR ITS SUBSIDIARY, CEG ACQUISITION CORP. Please remember that CEG Acquisition Corp. has no relationship with Columbia Energy Group. NiSource created CEG Acquisition Corp. solely to try to achieve a hostile takeover of your company.

         PREVIOUSLY TENDERED SHARES CAN BE WITHDRAWN AT ANY TIME BEFORE THEY ARE ACCEPTED FOR PAYMENT. If you have any questions, including how to withdraw a tender, please contact our information agent, MacKenzie Partners, at 1-800-322-2885 toll-free or 212-929-5500 (call collect).

         Your Board of Directors and management will continue to act in the best interests of the company and all its shareholders.

                                    Sincerely,



                                    OLIVER G. RICHARD III
                                    Chairman, President and
                                    Chief Executive Officer



                    If you have any questions please contact:

                         [MacKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885